SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2012

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“AMX announces to the market”

Mexico City, Mexico, April 25, 2012 -- América Móvil, S.A.B. de C.V. (“AMX”) (BMV: AMX; NYSE: AMX; NASDAQ: AMOV; LATIBEX: XAMXL), announced today that its General Ordinary Shareholders’ Meeting, resolved, among other things, to appoint and ratify the members of the Board of Directors and the Audit and Corporate Practices Committee for the year 2012.

The Board of Directors of AMX is comprised as set forth below:

Carlos Slim Domit
Patrick Slim Domit
Daniel Hajj Aboumrad
Arturo Elías Ayub
Oscar Von Hauske Solís
Jeffrey McElfresh
Michael J. Viola
Juan Antonio Pérez Simón
Rayford Wilkins Jr.
Rafael Moisés Kalach Mizrahi
Louis C. Camilleri
Ernesto Vega Velasco
Alejandro Soberón Kuri
Carlos Bremer Gutiérrez
Pablo Roberto González Guajardo
David Ibarra Muñoz
Santiago Cosío Pando

(Co-Chairman) (Co-Chairman)

The Audit and Corporate Practices Committee of AMX is comprised as set forth below:

Ernesto Vega Velasco Rafael Moisés Kalach Mizrahi Carlos Bremer Gutiérrez Pablo Roberto González Guajardo	(Chairman)

About AMX

AMX is the leading provider of wireless services in Latin America. As of December 31, 2011, it had 241.8 million wireless subscribers and 57.9 million fixed revenue generating units in the Americas.

Legal Disclaimer

This press release contains certain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 26, 2012

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact